Filed Pursuant to Rule 433
Registration No. 333-198937
August 18, 2015

ONEOK, INC.

PRICING TERM SHEET

$500,000,000

7.500% Notes due 2023

Issuer:	ONEOK, Inc.
Security Type:	Senior Unsecured Notes
Pricing Date:	August 18, 2015
Settlement Date:	August 21, 2015
Maturity Date:	September 1, 2023
Principal Amount:	$500,000,000
Benchmark:	2.500% due August 15, 2023
Benchmark Yield:	2.065%
Re-offer Spread to Benchmark:	+ 569 bps
Yield to Maturity:	7.750%
Coupon:	7.500%
Public Offering Price:	98.522%
Redemption Provisions:
Make-Whole Call:	T + 50 bps (prior to June 1, 2023)
Par Call:	On or after June 1, 2023 (3 months prior to maturity)
Interest Payment Dates:	March 1 and September 1, beginning March 1, 2016
CUSIP / ISIN:	682680 AR4 / US682680AR43
Sole Book-Running Manager:	Citigroup Global Markets Inc.
Co-Manager:	Mizuho Securities USA Inc.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146.

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